EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


02045028

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR JUNE 27, 2002

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENDESA, S.A.

Table of Contents



Investor Relations

Press Release

ENDESA AWARDS MITSUBISHI HEAVY INDUSTRIES WITH THE SUPPLY OF THE MAIN COMPONENTS OF THE CCGT IN HUELVA

New York, June 25th, 2002.- ENDESA **(NYSE:ELE)** has awarded Mitsubishi Heavy Industries the supply of the main components of the new 400MW CCGT to be built in Huelva at the Cristóbal Colón plant site, and which comprise the gas and steam turbines, boiler, alternator and auxiliary equipment, as well as the basic engineering and the supervision of the construction and start-up.

This was done under ENDESA's new policy of the partial award scheme for CCGTs instead of the traditional turnkey. The construction of the CCGT is expected to take 26 months, so it is expected to be commissioned in the first quarter 2004.

This is ENDESA's fourth CCGT being developed in the Iberian Peninsula, after the 400 MW plants at San Roque and Sant Adriá del Besós, which were connected to the grid last month, and the 400 MW plant in Tarragona, which is expected to be commissioned before August 2003.

On the islands, ENDESA has started the construction of three new CCGTs, two on the Canary Islands and one at Son Reus in Majorca.

For additional information please contact Jacinto Pariente, North America Investor Relations Office 212 750 72 00.
ir@endesa.es.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.



Dated: June 27, 2002

By:________________

Name: Jacinto Pariente

Title: Manager of North America Investor Relations